  Exhibit 99.1

Trilogy International Partners Inc. Announces NZD $285,000,000 Senior Finance Facility

BELLEVUE, Wash., February 10, 2020 -- Trilogy International Partners Inc. (TSX: TRL), an international wireless and fixed broadband telecommunications operator, announced today that its New Zealand subsidiary, 2degrees, has successfully refinanced its NZD $250,000,000 senior debt facility that was scheduled to mature in July 2021.

The new facility is for NZ$285,000,000 and matures in February 2023. It carries an interest rate that is the total of New Zealand’s BKBM rate plus a margin, initially 2.4%, that will vary based on 2degrees’ net leverage ratio. The debt facility is denominated in New Zealand Dollars and is effective February 7, 2020.

“Our banking syndicate partners have increased their support of 2degrees at a reduced interest rate, reflecting a growing confidence in the future of the company that changed the telecommunications landscape when it began ‘fighting for fair’ more than a decade ago,” said 2degrees Chief Executive Officer Mark Aue. “We’re well-positioned to fund our priorities, and deliver continued growth of our full service national mobile and broadband offering, while further strengthening our balance sheet.”

The new loan provides borrowing capacity for further investments by 2degrees. It also provides for an additional uncommitted NZ $35,000,000 accordion facility which can be utilized in the future to fund capital expenditures. ING Bank N.V. served as the exclusive coordinator for the transaction.

About Trilogy International Partners Inc.
Trilogy International Partners Inc. (TSX: TRL) is the parent company of Trilogy International Partners LLC, a wireless and fixed broadband telecommunications operator formed by wireless industry veterans John Stanton, Theresa Gillespie and Brad Horwitz. Trilogy's founders have an exceptional track record of successfully buying, building, launching and operating communication businesses in 15 international markets and the United States.

Trilogy currently provides wireless communications services through its operating subsidiaries in New Zealand and Bolivia. Its head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004 USA.

Cautionary Statements
Certain information contained in this news release may be “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 of the United States of America. Forward-looking information and forward-looking statements are often, but not always identified by the use of words such as "expect", "anticipate", "believe", "foresee", "could", "estimate", "goal", "intend", "plan", "seek", "will", "may" and "should" and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, the expected closing date of the debt facility and further investments in the 2degrees business. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements.

For more information, visit www.trilogy-international.com.

CONTACT:
Trilogy International Partners Inc.
Ann Saxton
Vice President, Investor Relations & Corporate Development
+1 (425) 458-5900